702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

Steven P. Whaley
Senior Vice President and Controller

July 9, 2013

Mr. Andrew D. Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 26, 2013
File No. 001-06991

Dear Mr. Mew:

This letter is in response to your letter dated June 10, 2013, addressed to Mr. Charles M. Holley, Jr., Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc., a Delaware corporation (the “Company”). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in that letter and have provided our response in regular type following each comment.
Form 10-K for the Fiscal Year Ended January 31, 2013
Item 9A. Controls and Procedures, page 29

1.
We note your disclosure that “[t]he evaluation is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.” Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

The Company confirms that, based on their evaluation of the Company’s disclosure controls and procedures as of January 31, 2013 conducted in accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Company also confirms that, based on their evaluation of the Company’s disclosure controls and procedures as of April 30, 2013 (the end of the Company’s most recently completed fiscal quarter), the Company’s Chief Executive Officer and Chief Financial Officer reached the same conclusion as to the Company’s disclosure controls and procedures as of that date.
If, based on their evaluation of the Company’s disclosure controls and procedures as of the end of a fiscal quarter of the Company ending after the date hereof, the Company’s Chief Executive Officer and Chief Financial Officer conclude that those disclosure controls and procedures are effective for the purposes described in Rule 13a-15 under the Exchange Act, in response to the requirements of Part II, Item 9A of Form 10-K or Part I, Item 4 of Form 10-Q, as applicable, the Company will revise and clarify future filings by including the following disclosure in its appropriate periodic reports filed with the Commission:
“An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report was performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.”

Exhibit 13
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

Company Performance Metrics, page 4

2.
Given Walmart International’s continued growth, please tell us what consideration was given to disclosing comparable store sales for this segment. In this regard, we note the increase in net sales for fiscal 2013 was due to positive comparable sales as well as growth in retail square feet.

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

We include in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in our periodic reports a discussion of the primary factors for Walmart International’s sales growth. Those primary factors have consisted of growth in retail square feet (i.e., new store growth) and growth from acquisitions, with positive comparable sales being a lesser factor in that growth. We believe that disclosing the factors underlying the growth of Walmart International from year to year satisfies the requirements of Item 303 of Regulation S-K.

We disclose comparable store and club sales for our U.S. operations, which measures the change in net sales for existing stores and clubs for a particular period from their net sales for the corresponding period in the previous year. This metric is meaningful to investors within the context of the U.S. retail market, where there is a single currency, one inflationary market for the entire country and, generally, consistent store and club formats from year to year. From time to time, we have considered whether an aggregate International Segment comparable store sales metric would be meaningful to investors. Considerations have included the number of countries in which we operate, varying degrees of inflation across those countries, varying changes in the value of local currencies relative to the U.S. dollar, large variances in the sizes of stores operated by Walmart International, and the large number of different retail formats in which we operate internationally. Given those considerations, the complexity of our international operations, and the fact that we disclose the primary factors underlying the net sales increase for Walmart International, we continue to conclude that an aggregate comparable store sales metric for Walmart International is not meaningful within the context of the Walmart International segment.

3.	Please tell us and disclose how you estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs.
We open new stores and clubs with an understanding that a new store or club opened within a general geographic market may take away sales from any existing stores and clubs in that market. We estimate this overall negative impact on existing stores and clubs by first comparing the year over year sales trends of impacted stores and clubs with non-impacted stores and clubs in the same general geographical market. Impacted stores are in closer proximity to new stores and clubs than are non-impacted stores and clubs. Second, we estimate what the sales would have been for each impacted store and club, as if the new store or club had not been opened, and compare these estimated sales to the actual sales of the impacted stores and clubs. We also use a third party to perform independent calculations to help us refine our estimates of the negative impacts of the new stores and clubs. We believe this approach is reasonable because stores and clubs in a similar geographical market generally will have similar sales trends if no new stores and clubs are opened, as they are generally affected by the same weather patterns, state of the local economy, and other local market factors.
Below is a draft of our model disclosure, based on fiscal 2013 actual results, that is indicative of the disclosure we will make in future MD&As to address this comment. The planned changes have been underlined:

“As we continue to add new stores and clubs in the U.S., we do so with an understanding that additional stores and clubs may take sales away from existing units.

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

We estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs was approximately 0.7% in fiscal 2013 and 0.8% in fiscal 2012. Our estimate is calculated primarily by comparing the sales trends of the impacted stores and clubs, which are identified based on their proximity to the new stores and clubs, to those of nearby non-impacted stores and clubs, in each case, as measured after the new stores and clubs are opened.”

4.
We note your comparable store and club sales include sales initiated online and you have continued to invest in your e-commerce platforms. Please quantify for us the effect of eCommerce sales on comparable store sales for the periods presented. To the extent that eCommerce sales have a measurable effect on your comparable store sale increases (decreases), please present your comparable store and club sales metric on both the basis of excluding eCommerce sales and including eCommerce sales for each of the periods presented in future filings, or alternatively, separately quantify the eCommerce activity included in this metric for each period presented. Please provide us with the text of your proposed future disclosure in your response.

eCommerce sales positively impacted the total U.S. comparable store and club sales percentages by approximately 0.1% to 0.2% for the fiscal years ended January 31, 2013 and 2012. In future filings, the Company will separately quantify the impact on the total U.S. comparable store and club sales percentages. Below is a draft of the model disclosure that is indicative of the disclosure we will make in future MD&As to address this comment. The planned changes have been underlined:

Calendar Comparable Store and Club Sales

Comparable store and club sales in the U.S., including fuel, increased [XX]% and [XX]% in fiscal [20XX] and [20XX], respectively, when compared to the previous fiscal year. U.S. comparable store and club sales increased during fiscal [20XX] as a result of improved average ticket and an increase in customer traffic. U.S. comparable store sales increased during fiscal [20XX] primarily improved average ticket, as well as a broader assortment of items. Additionally, eCommerce sales positively impacted the total U.S. comparable store and clubs sales percentages by [XX]% and [XX]% for fiscal [20XX] and [20XX], respectively.

Returns, page 7

5.
Refer to the definition of ROI (return on investment), a ratio, and the denominator reconciliation from “average total assets of continuing operations” to “average invested capital” on page 8. We note your statement that ROI is considered a non-GAAP financial measure. In your definition and the reconciliation, we note you included an adjustment “a rent factor equal to the rent for the fiscal year or trailing twelve months multiplied by a factor of eight” within the denominator when computing the ratio. Tell us and disclose the basis of your use of a factor of 8 and what this adjustment represents. Since the adjustment is not currently included in your annual GAAP financial statements, we are unclear about the basis of making the adjustment and the appropriateness of your

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

characterizing the ROI as a Non-GAAP measure under Item 10(e)(2)(i) and (ii) of Regulation S-K. Please explain or remove the statement that it is a non-GAAP measure, as appropriate, in future filings.
Operating leases are not included in our balance sheet or captured in “average total assets of continuing operations,” the beginning point for our calculation of “average invested capital,” which measure is used as the denominator for our ROI calculation. However, the numerator in our ROI calculation, “adjusted operating income,” includes operating income generated from these leased, right-to-use assets. Accordingly, we believe the assets deployed in achieving the returns included in our ROI calculation should correspond to those returns. As a result, we adjust “average total assets of continuing operations” for the estimated impact of those assets on invested capital by assuming the operating leases were capital leases for purposes of calculating ROI. As a practical accommodation, and consistent with practices used by our credit ratings agencies, we estimate the hypothetical capitalization of the operating leases using a convention of rent expense multiplied by a factor of eight. As we discuss in our filings, there are numerous methods for calculating ROI and methods may differ by company. In our future periodic reports, we will disclose the basis and reasoning for including rent multiplied by a factor of eight in our “average invested capital.”

Our calculation of ROI is a Non-GAAP financial measure because we calculate the measure using financial measures that exclude and include amounts that are included and excluded in the most directly comparable GAAP financial measure. For example, we exclude the impact of depreciation and amortization from our reported operating income in calculating the numerator of our calculation of ROI. In addition, as stated above, we also include a factor of eight for rent expense in the denominator of our calculation. Based on our calculation of ROI and the definitions of what constitutes and does not constitute a Non-GAAP financial measure appearing in Regulation G and Item 10(e) of Regulation S-K, we believe our disclosure of ROI as a Non-GAAP financial measure is appropriate. In our future periodic reports, we will further explain why we believe ROI is a Non-GAAP financial measure.

Results of Operations, page 10

6.
With a view to enhance understanding of your performance, please provide a more robust discussion of the drivers behind the performance of your foreign operations as compared to U.S. operations to the extent underlying performances are significantly different or if they have different earning trends. Refer to Item 303 of Regulation S-K.

The Walmart U.S. and Sam’s Club segments collectively comprise our U.S. operations and the Walmart International segment comprises our foreign operations, which is discussed in our disclosures in the “Overview” section on page 2 of our MD&A and on pages 55 and 56 as part of “Note 14. Segments” in the “Notes to Consolidated Financial Statements” as each is incorporated into the referenced report. Our intention in the “Consolidated Results of Operations” section of our MD&A is to provide the user an overview of our consolidated results and the drivers of those results. On page 10, we highlight the differences in gross profit rate between our segments. On pages 12 through 14, we provide more detail for each of our segments in order to allow the reader to understand the relative performance of each segment and the drivers of each segment’s performance. We provide relevant financial information and

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

metrics and explain the drivers of those line items, including net sales, gross profit rate, operating expenses and operating income, for each of our segments. Accordingly, we believe our disclosures comply with Item 303 of Regulation S-K.

However, as we reevaluate our disclosures in light of the Staff’s comment, in our MD&As contained in future periodic reports we file with the Commission, we will expand our discussion in the “Overview” section of MD&A to better explain how each segment contributes differently to the Company’s overall results. Below is a draft of the model disclosure, based on fiscal 2013 actual results, that is indicative of the disclosure we will make in future MD&A to address this comment. The planned changes have been underlined.

Our operations consist of three reportable business segments: Walmart U.S., Walmart International and Sam’s Club.

•
The Walmart U.S. segment includes the Company’s mass merchant concept in the U.S., operating under the “Walmart” or “Wal-Mart” brand, as well as walmart.com. Of our three segments, Walmart U.S. is the largest and has historically had the highest gross profit as a percentage of net sales (“gross profit rate”) among our segments. In addition, Walmart U.S. has historically contributed the greatest amount to the Company’s net sales and operating income.

•
The Walmart International segment consists of the Company’s operations outside of the U.S., including various retail websites. Walmart International operates retail, wholesale and other types of units, including restaurants and some banks. The overall gross profit rate for Walmart International is lower than that of Walmart U.S. because of the margin impact from Walmart International’s wholesale and other units. Walmart International is our most rapidly growing segment, growing primarily through new stores and acquisitions and, in recent years, has been growing its net sales and operating income at a faster rate than our other segments.

•
The Sam’s Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com. Sam’s Club operates as a membership club warehouse with a lower gross profit rate and lower operating expenses as a percentage of net sales than the Company’s other segments.

As we have stated in our prior periodic reports filed with the Commission, Walmart International is the primary growth engine of our Company. Through both acquisitions and higher growth in new stores, net sales and operating income growth for Walmart International, on a percentage basis, have outpaced the net sales and operating income growth of our U.S. operations. However, excluding the impacts of acquisitions and currency exchange rate fluctuations, underlying performance trends between our U.S. and foreign operations have been consistent over the past three years, in that U.S. and foreign net sales and operating income are both growing, operating expenses as a percentage of net sales declined each year, and gross profit rate trends were similar. Should trends among our U.S. and foreign operations significantly change, we will disclose the change in trends accordingly.

Item 8. Financial Statements and Supplementary Data
Note 9. Taxes, page 46

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

7.
We note your disclosure of the use of global funding structures to lower your effective income tax rate. In that regard, tell us and disclose in further detail on how the global funding structures work in order to lower your effective income tax rate.

The global funding structures disclosed in the “Effective Income Tax Rate Reconciliation” section of Note 9 to our Consolidated Financial Statements incorporated by reference into the referenced filing refer to intercompany financing arrangements. The Company uses these arrangements, with careful consideration of foreign and U.S. laws, to fund much of the Company’s operating and growth needs in markets outside the U.S. The arrangements allow us flexibility to utilize cash generated in one foreign market to invest in our operations of another foreign market. Generally, a common trait of the global funding structures is that they utilize a foreign legal entity to provide funds to foreign operating companies. An effective tax rate benefit is produced from the global funding companies when income earned and indefinitely reinvested outside of the U.S. is taxed at local country tax rates that are generally lower than the U.S. statutory rate.

In future periodic reports filed with the Commission, we will include additional disclosure in the “Cash Equivalents and Working Capital” section of the “Liquidity and Capital Resources” discussion in our MD&A. Below is a draft of the model disclosure based on fiscal 2013 actual results that is indicative of the disclosure we will make in future MD&As to address this comment. The planned changes have been underlined:

We employ financing strategies (e.g., our global funding structures) in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. We do not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipate our domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings, or both). Accordingly, we intend, with only certain limited exceptions, to continue to indefinitely reinvest the Company’s cash and cash equivalents held outside of the U.S. in our foreign operations. When the income earned (either from operations or through our global funding structures) and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, we realize an effective tax rate benefit. If our intentions with respect to reinvestment were to change, most of the amounts held within our foreign operations could be repatriated to the U.S., although any repatriations under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2013 and January 31, 2012, cash and cash equivalents of approximately $876 million and $768 million, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions. We do not expect local laws, other limitations or potential taxes on anticipated future repatriations of amounts held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.

We will make similar changes as those shown above in the “Cash and Cash Equivalents” section of the “Summary of Significant Accounting Policies” note to our Consolidated Financial Statements included or incorporated by reference into our future periodic reports filed with the Commission.

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

Additionally, in our future periodic reports filed with the Commission, we will include additional disclosure in the “Effective Income Tax Rate Reconciliation” section of the appropriate note to our Consolidated Financial Statements included in or incorporated by reference into those reports. Below is a draft of the model disclosure, based on fiscal 2013 actual results, that is indicative of the disclosure we will make in such notes to our Consolidated Financial Statements to address this comment. The planned changes have been underlined:

The Company’s effective income tax rate is typically lower than the U.S. statutory tax rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures and certain U.S. tax credits as further discussed in the “Cash and Cash Equivalents” section of the Company’s significant accounting policies in Note [X]. The Company’s non-U.S. income is generally subject to local country tax rates that are below the 35% U.S. statutory tax rate. Certain non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. A reconciliation of the significant differences between the U.S. statutory tax rate and the effective income tax rate on pretax income from continuing operations is as follows:

	Fiscal Years Ended January 31,
	2013	2012	2011
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	1.7%	2.0%	1.9%
Income taxed outside the U.S.	(2.6)%	(2.8)%	(2.2)%
Net impact of repatriated international earnings	(2.5)%	(0.3)%	(1.5)%
Other, net	(0.6)%	(1.3)%	(1.0)%
Effective income tax rate	31.0%	32.6%	32.2%

Letter to the U.S. Securities and Exchange Commission
July 9, 2013

General
As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 204-8263.
Sincerely,
/s/ Steven P. Whaley
Steven P. Whaley
Senior Vice President and Controller

cc:	Ms. Donna Di Silvio
Staff Accountant
U.S. Securities and Exchange Commission

Mr. Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.